================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 1997

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN


--------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                       2345 VAUXHALL ROAD, P.O. BOX 3148,
                             UNION, N.J. 07083-1948

--------------------------------------------------------------------------------

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                                 1997 FORM 11-K



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                            PAGE
                                                                            ----

Report of Independent Public Accountants .................................... 3

Statement of Net Assets Available for Benefits
  as of December 31, 1997 ....................................................4

Statement of Net Assets Available for Benefits
  as of December 31, 1996.....................................................5

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 1997........................................6

Notes to Financial Statements.................................................7

Schedule I:       Item 27a, Schedule of Assets Held for Investment
                  Purposes as of December 31, 1997 ..........................13

Schedule II:      Item 27d, Schedule of Reportable Transactions for
                  the year ended December 31, 1997 ..........................14

              All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security
              Act of 1974 and applicable regulations issued by the Department of Labor.

Signature ...................................................................15

Consent of Independent Public Accountants....................................16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Pension and Benefits Committee of
     The Genlyte Group Incorporated:

We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's Administration. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York

==================================================================================================================================
                                                   THE GENLYTE GROUP INCORPORATED
                                                      EMPLOYEES' SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1997



                                            THE PUTNAM FUND                          PUTNAM                   PUTNAM
    ASSETS                                       FOR       PUTNAM        PUTNAM    U.S. GOV'T    GENLYTE      GLOBAL
------------------------------------------     GROWTH &    VOYAGER    MONEY MARKET   INCOME       COMMON      GROWTH
    Investments at Fair Value:                  INCOME      FUND          FUND        TRUST        STOCK       FUND        TOTAL
----------------------------------------------------------------------------------------------------------------------------------
    Putnam Money Market Fund                                                       $ 911,565                           $    911,565
-----------------------------------------------------------------------------------------------------------------------------------
    Putnam U.S. Gov't Income Trust                                                                          $ 894,646       894,646
-----------------------------------------------------------------------------------------------------------------------------------
    The Putnam Fund for Growth & Income      $ 3,535,665                                                                  3,535,665
-----------------------------------------------------------------------------------------------------------------------------------
    Putnam Voyager Fund                                  $ 3,477,577                                                      3,477,577
-----------------------------------------------------------------------------------------------------------------------------------
    Putnam Global Growth Fund                                                                               $ 800,206       800,206
-----------------------------------------------------------------------------------------------------------------------------------
    Genlyte Common Stock                                                                      $ 3,469,689                 3,469,689
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENTS                          3,535,665   3,477,577     911,565     894,646    3,469,689     800,206    13,089,348
-----------------------------------------------------------------------------------------------------------------------------------

    Contributions Receivable from Participants    37,117      41,766      10,457      12,834       18,392      16,978       137,544


    NET ASSETS AVAILABLE FOR BENEFITS        $ 3,572,782 $ 3,519,343   $ 922,022   $ 907,480  $ 3,488,081   $ 817,184   $13,226,892
===================================================================================================================================

    THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

===================================================================================================================================

                                                                                                                      Page 4 of 16


==================================================================================================================================

                                                   THE GENLYTE GROUP INCORPORATED
                                                      EMPLOYEES' SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1996




                                            THE PUTNAM FUND                          PUTNAM                  PUTNAM
    ASSETS                                       FOR       PUTNAM        PUTNAM    U.S. GOV'T    GENLYTE     GLOBAL
------------------------------------------     GROWTH &    VOYAGER    MONEY MARKET  INCOME       COMMON      GROWTH
    Investments at Fair Value:                  INCOME      FUND          FUND       TRUST        STOCK       FUND        TOTAL
----------------------------------------------------------------------------------------------------------------------------------
    Putnam Money Market Fund                                           $ 723,456                                         $ 723,456
----------------------------------------------------------------------------------------------------------------------------------
    Putnam U.S. Gov't Income Trust                                                $ 748,890                                748,890
----------------------------------------------------------------------------------------------------------------------------------
    The Putnam Fund for Growth & Income     $ 2,555,956                                                                  2,555,956
----------------------------------------------------------------------------------------------------------------------------------
    Putnam Voyager Fund                                   $2,637,914                                                     2,637,914
----------------------------------------------------------------------------------------------------------------------------------
    Putnam Global Growth Fund                                                                              $ 590,470       590,470
----------------------------------------------------------------------------------------------------------------------------------
    Genlyte Common Stock                                                                      $ 2,471,103                2,471,103
----------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENTS                         2,555,956    2,637,914     723,456    748,890     2,471,103    590,470     9,727,789
----------------------------------------------------------------------------------------------------------------------------------

    Contributions Receivable from Participants   27,143       31,845       7,808      9,135        11,858     11,153        98,942


    NET ASSETS AVAILABLE FOR BENEFITS       $ 2,583,099   $2,669,759   $ 731,264  $ 758,025   $ 2,482,961  $ 601,623   $ 9,826,731
==================================================================================================================================

    THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

==================================================================================================================================

                                                                                                                      Page 5 of 16



==================================================================================================================================

                                                  THE GENLYTE GROUP INCORPORATED
                                                      EMPLOYEES' SAVINGS PLAN

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                               FOR THE YEAR ENDED DECEMBER 31, 1997


                                     THE PUTNAM FUND                            PUTNAM                     PUTNAM
                                          FOR         PUTNAM       PUTNAM     U.S. GOV'T     GENLYTE       GLOBAL
                                        GROWTH &      VOYAGER    MONEY MARKET   INCOME        COMMON       GROWTH
                                         INCOME        FUND         FUND         TRUST         STOCK        FUND          TOTAL
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                  $ 2,583,099   $ 2,669,759  $   731,264   $  758,025   $ 2,482,961  $   601,623    $ 9,826,731
----------------------------------------------------------------------------------------------------------------------------------

Additions:
  Employee Contributions                 565,210       589,848      143,211      153,686       290,974      240,082      1,983,011
  Interest & Dividend Income             452,933       206,752       42,506       52,058             0      144,346        898,595
                                     ---------------------------------------------------------------------------------------------
Total Additions                        1,018,143       796,600      185,717      205,744       290,974      384,428      2,881,606
----------------------------------------------------------------------------------------------------------------------------------

Deductions:
  Benefit Payments to Participants       316,889       388,186       73,294       62,139       224,345       71,601      1,136,454
                                     ---------------------------------------------------------------------------------------------
Total Deductions                         316,889       388,186       73,294       62,139       224,345       71,601      1,136,454
----------------------------------------------------------------------------------------------------------------------------------

Realized Gain/(Loss)                      39,450         7,836            0       44,410        36,802          273        128,771
Unrealized Gain/(Loss)                   156,151       477,518            0      (26,893)      989,055      (69,593)     1,526,238
----------------------------------------------------------------------------------------------------------------------------------

Transfer Between Funds                    92,828       (44,184)      78,335      (11,667)      (87,366)     (27,946)             0
----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                        $ 3,572,782   $ 3,519,343  $   922,022   $  907,480   $ 3,488,081  $   817,184    $13,226,892
==================================================================================================================================

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

==================================================================================================================================

                                                                                                                      Page 6 of 16


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996




1.    DESCRIPTION OF THE PLAN
      -----------------------

a)    General Information and Contributions
      -------------------------------------
      The  Genlyte   Group   Incorporated   and  certain  of  its   subsidiaries
      (collectively referred to herein as the "Company") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. The Trustee holds all assets of the Plan and executes investment transactions for the Plan. Refer to the Plan Document for more complete information.

      The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's "before tax" wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The Plan permits Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee, and permits a participant to elect to transfer some or all of the assets, which were at one time required to be invested in Genlyte common stock, to be invested in other investment funds offered by the Committee.

      The Plan, as amended and restated in 1994, authorizes the Pension & Benefits Committee to effect loan transactions by the participants. To date, the committee has not initiated a loan procedure. The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. As of December 31, 1997, the Company made $75,000 in non-matching contributions to four hourly employees' plans.

b)    Participation
      -------------
      Eligible participants are certain employees employed by the Company for a minimum of six (6) months on any January 1st or July 1st, as specified in the Plan. As of December 31, 1997, there were 1,848 eligible participants in the Plan. Of these eligible participants, 1,041 had elected to participate in the Plan.

c)    Plan Amendments and Termination
      -------------------------------
      The Company reserves the right to amend or terminate the Plan at any time. However, the Plan may not be amended to divert assets of the Plan for purposes other than the exclusive benefit of the participants, their beneficiaries and estates or, except for amendments required in connection with Internal Revenue Service ("IRS") rulings, to reduce amounts previously credited to the accounts of participants. In November 1994, the Plan was amended and restated retroactive to January 1, 1989, in order to comply with changes mandated by the Tax Reform Act of 1986 (TRA `86). The Plan Administrator received a favorable determination related to the Plan from the IRS on March 11, 1996, subject to the adoption of a previously proposed technical amendment to the Plan. In response to the March 11, 1996 IRS determination letter, Amendment #1, which incorporated consolidation of income requirements for officers and key employees who are members of the same family, was adopted by the Pension and Benefit Committee of the Company on April 30, 1996.

d)    Vesting
      -------
      All amounts allocated to participant accounts pursuant to the Income Deferral Feature of the Plan are fully vested at all times. Company matching and non-matching contributions, if made in any subsequent year, will become vested at the rate of 20% per year of service following the completion of three (3) years of service.

e)    Distributions
      -------------
      Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement, or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

f)    Plan Investments
      ----------------
      At December 31, 1997, the investments of the Plan consist of the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

      The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

      As of December 31, 1997 and 1996, the following investments at fair market value represent five percent or more of the net assets available for benefits:

                                                      1997             1996
                                                      ----             ----

      The Putnam Fund for Growth & Income         $3,535,665       $2,555,956
      Putnam Voyager Fund                          3,477,577        2,637,914
      Genlyte Common Stock                         3,469,689        2,471,103
      Putnam Money Market Fund                       911,565          723,456
      Putnam U.S. Government Income Trust            894,646          748,890
      Putnam Global Growth Fund                      800,206          590,470

g)    Allocation of Investment Income
      -------------------------------
      On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

h)    Plan Expenses
      -------------
      The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 1997.

2.    ACCOUNTING POLICIES
      -------------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The financial statements have been prepared using the accrual basis of accounting. Investments are reflected in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. The purchase and sale of investments are recorded on a trade date basis. Unrealized gain is the difference between the cost of investments and the current market value of investments. The increase in unrealized gain included on the Statement of Changes in Net Assets Available for Benefits represents the change in unrealized gain between the beginning and end of each year or between the date of purchase and the end of the year, if purchased during the year. In accordance with the Department of Labor's Rules and Regulations, the realized gain on sale of investments is calculated based upon the comparison of selling price to fair value of the investment at the beginning of the year. If the investment was acquired during the year, realized gain on sale of investments is calculated based upon comparison of selling price of the investment to purchase cost.

3.    TAX STATUS
      ----------

      By letter dated March 11, 1996, the IRS determined that the Plan is qualified and tax exempt under the provisions of Section 401(a) of the Internal Revenue Code with respect to the 1994 amendment and restatement of the Plan effective January 1, 1989. Since its inception, the Plan has been administered in accordance with the provisions of the TRA `86 and other applicable laws. The Plan Administrator and its tax counsel do not anticipate that changes in the Plan after the IRS determination letter will affect the qualified and tax-exempt status of the Plan and the Trust, respectively. Accordingly, no provision for federal income tax has been made in the accompanying financial statements.

4.    ADDITIONAL INFORMATION
      ----------------------

      The Plan conducted no transactions of a prohibited nature with known parties-in-interest and had no lease commitments, loans, leases or fixed income obligations in default, or deemed uncollectible, as defined by the Employee Retirement Income Security Act of 1974, during the year ended December 31, 1997.



                                                                                    SCHEDULE I
                                                                                EIN 22-2584333
                                                                                       PN #018

                                THE GENLYTE GROUP INCORPORATED
                                    EMPLOYEES' SAVINGS PLAN

                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    IRS FORM 5500 ITEM 27a
                                    AS OF DECEMBER 31, 1997


==============================================================================================
                                  Description of             # of                    Current
        Identity of Issue           Investment           Units/Shares      Cost       Value
==============================================================================================
     Genlyte Common Stock *        Common Stock            195,475    $ 1,348,681  $ 3,469,689
----------------------------------------------------------------------------------------------

     The Putnam Fund for Growth
       & Income *                  Equity Fund             180,945      2,964,290    3,535,665
----------------------------------------------------------------------------------------------

     Putnam Voyager Fund *         Equity Fund             182,550      2,614,599    3,477,577
----------------------------------------------------------------------------------------------

     Putnam U.S. Government
       Income Trust *              Bond Fund                68,346        889,514      894,646
----------------------------------------------------------------------------------------------

     Putnam Money Market
       Fund *                      Money Market Fund       911,565        911,565      911,565
----------------------------------------------------------------------------------------------

     Putnam Global Growth Fund *   Equity Fund              80,342        842,526      800,206
----------------------------------------------------------------------------------------------

     Total Assets Held for
       Investment Purposes                                            $ 9,571,175  $13,089,348
==============================================================================================

     * Party in Interest to the Plan

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

==============================================================================================

                                                                                 Page 13 of 16



                                                                                                         SCHEDULE II
                                                                                                      EIN 22-2584333
                                                                                                             PN #018

                                           THE GENLYTE GROUP INCORPORATED
                                               EMPLOYEES' SAVINGS PLAN

                                      SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                               IRS FORM 5500 ITEM 27d
                                        FOR THE YEAR ENDED DECEMBER 31, 1997

                                                 SINGLE TRANSACTIONS

                                                        NONE

                                       SERIES OF TRANSACTIONS IN SAME SECURITY

====================================================================================================================
       Number          Identity
         of            of Party             Asset              Purchase        Selling        Cost of          Net
    Transactions       Involved          Description            Price           Price          Asset          Gain
====================================================================================================================
                                    The Putnam Fund for
         67            Putnam *     Growth & Income          $ 1,203,192            ---    $ 1,203,192           ---
--------------------------------------------------------------------------------------------------------------------
                                    The Putnam Fund for
         70            Putnam *     Growth & Income                  ---    $ 1,622,297    $ 1,532,484     $  89,813
--------------------------------------------------------------------------------------------------------------------
                                    Putnam
         40            Putnam *     Global Growth Fund               ---    $   571,324    $   554,196     $  17,128
--------------------------------------------------------------------------------------------------------------------
                                    Putnam
         59            Putnam *     Voyager Fund             $   906,827            ---    $   906,827           ---
--------------------------------------------------------------------------------------------------------------------
                                    Putnam
         71            Putnam *     Voyager Fund                     ---    $ 1,459,345    $ 1,337,327     $ 122,018
--------------------------------------------------------------------------------------------------------------------
                                    Genlyte
         53           Various *     Common Stock                     ---    $   671,800    $   491,774     $ 180,026
--------------------------------------------------------------------------------------------------------------------
                                    Putnam
         47            Putnam *     Money Market                     ---    $   524,517    $   524,517           ---
====================================================================================================================


   * Party in Interest Transactions

   There  were  no  lease  rentals  or  material  expenses  incurred  with  the  transactions  listed  above.
   Additionally, the purchase price and selling price of these assets approximates their current value on the transaction date.


====================================================================================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

====================================================================================================================


                                                                                                       Page 14 of 16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEES' SAVINGS PLAN
                            -----------------------
                                  (Registrant)






                         By: /s/ NEIL M. BARDACH
                         -----------------------
                                 Neil M. Bardach
                                 Vice President & Chief Financial Officer
                                 Pension and Benefits Committee Member



DATED:  June  26, 1998

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


TO THE PENSION AND BENEFITS COMMITTEE OF THE GENLYTE GROUP INCORPORATED:


       As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into The Genlyte Group
       Incorporated Employees' Savings Plan previously filed Registration Statement on Form S-8 (File No.'s 33-30722 and 33-27190).


ARTHUR ANDERSEN LLP
New York, New York
June 26, 1998


                                                                   Page 16 of 16